9770 Patuxent Woods Drive
Columbia, MD 21046
410-290-1616
October 9, 2009
Via Edgar and Facsimile (703) 813-6981
Mr. Mark Shannon, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Sourcefire, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
File No. 001-33350
Dear Mr. Shannon:
     Sourcefire, Inc. (the “Company”) hereby acknowledges that it has received comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 18, 2009 with respect to the above-referenced filings (the “Comments”). The Company currently intends to respond to the Comments by October 16, 2009.
     Pursuant to the Staff’s letter, the Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Sourcefire, Inc.
By:	/s/ John C. Burris
John C. Burris
Chief Executive Officer

cc: Darren K. DeStefano, Esq.